Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund December 2009 Update
January 20, 2010

Supplement dated January 20, 2010 to Prospectus dated March 25, 2009
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.6%	-9.2%	$73.2M	$1,425.20
B	-3.6%	-9.9%	$699.1M	$1,224.35
Legacy 1	-3.2%	-3.4%	$4.7M	$966.12
Legacy 2	-3.2%	-3.6%	$3.9M	$964.54
GAM 1	-4.2%	-4.3%	$4.2M	$956.82
GAM 2	-4.2%	-4.6%	$7.7M	$953.60
GAM 3	-4.4%	-6.0%	$38.4M	$939.64
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.
Fund Announcements
Grant Park will issue a Schedule K-1 (Form 1065) to all partners for the 2009 tax year. Your Schedule K-1 will be mailed in mid-February and will contain a reconciliation of your Grant Park capital account and a summary of your portion of Grant Park’s taxable items necessary to prepare your federal income tax return.

On January 7, 2010, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated March 25, 2009. The prospectus supplement appends several sections of the prospectus and notified investors an additional commodity trading advisor has been added to the Fund. The new trading advisor, Sunrise Capital Partners, LLC, began trading for the Fund on January 1, 2010. Grant Park will continue to retain its current trading relationships with its other existing advisors. This change was the result of an extensive review and due diligence by the General Partner and was undertaken to further enhance the Fund's diversification and performance.

Sector Commentary
Agriculturals/Softs:   The corn markets moved predominantly higher as poor weather in the Midwest delayed this season’s harvest.  Soybean prices generally declined on weak soybean demand forecasts from China.  In the softs markets, sugar prices reached 29-year highs, propelled by weak supply from Brazil and Southeast Asia.

Currencies:  Better-than-expected economic data, including U.S. retail and unemployment information, drove the U.S. dollar higher against most currencies in December.  The dollar’s moves posted the biggest gains against higher-yielding currencies, such as the Australian dollar, as investors reduced risk exposure prior to the new year.

Energies:  Natural gas prices rallied sharply due to increased demand caused by cold temperatures in the U.S.  An improved outlook for the U.S. economy also added to the rallies.  Crude oil markets also benefitted from elevated demand forecasts as prices moved nearly 3% higher over the previous month’s close.

Equities:  Global equity markets generally rose as improved investor sentiment prompted buying.  The Japanese Nikkei rallied in excess of 10% as speculators believed a devaluing of the Japanese yen would aid Japan’s export-based industries.  Hong Kong’s Hang Seng Index posted minor setbacks intra-month as investors believed that changes to Chinese stimulus initiatives would adversely affect the nation’s banking system.

Fixed Income: Rallies in the equity markets put pressure on the fixed-income sector.  U.S. Treasuries declined as investors moved away from the safer debt markets towards riskier assets, following a number of positive global economic indicators.  Concerns regarding possible defaults in the Dubai debt markets also had an impact on the European and North American fixed-income markets.  At the onset of the Dubai news, investors flocked to safe-haven investments, only to liquidate positions and drive markets sharply lower as concerns lessened.

Metals:  Strength in the U.S. dollar led to declines in the precious metals markets.  An improved outlook for the U.S. economy weakened demand for inflation-hedging gold positions, driving prices down nearly 10% before month-end.  Improved demand forecasts for the global industrial markets prompted strong gains in the base metals markets.  Technical buying from large commodity funds attempting to rebalance their portfolios prior to the new year also helped move prices higher.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2009

 STATEMENT OF INCOME

Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-9,933,320	$-28,020,739
Change In Unrealized Income (Loss)	-17,237,853	8,799,160
Brokerage Commission	-529,894	-3,331,257
Exchange, Clearing Fee and NFA Charges	-37,077	-1,371,753
Other Trading Costs	-516,343	-7,509,385
Change in Accrued Commission	32,301	-153,212
Net Trading Income (Loss)	-28,222,186	-31,587,186

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$271,892	$3,909,417
Interest, Other	151,950	3,589,366
U.S. Government Securities Gain (Loss)	-28,750	-679,621
Total Income (Loss)	-27,827,094	-24,768,024

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-823,572	4,545,391
Operating Expenses	175,169	2,060,935
Organization and Offering Expenses	197,909	2,839,076
Brokerage Expenses	4,389,636	52,457,186
Total Expenses	3,939,142	61,902,588

Net Income (Loss)	$-31,766,236	$-86,670,612

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$857,772,588	$643,595,209
Additions	10,348,371	328,536,152
Net Income (Loss)	-31,766,236	-86,670,612
Redemptions	-5,084,225	-54,190,251
Balance at DECEMBER 31, 2009	$831,270,498	$831,270,498

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,425.195	51,365.24546	$73,205,471	-3.57%	-9.23%
B	$1,224.353	571,020.04648	$699,130,230	-3.63%	-9.87%
Legacy 1	$966.123	4,876.24922	$4,711,056	-3.19%	-3.39%
Legacy 2	$964.540	4,122.95316	$3,976,755	-3.22%	-3.55%
GAM 1	$956.823	4,403.25646	$4,213,135	-4.21%	-4.32%
GAM 2	$953.597	8,042.79910	$7,669,593	-4.17%	-4.64%
GAM 3	$939.642	40,828.59801	$38,364,258	-4.36%	-6.04%
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership